August 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares Gold Trust Registration Statement on Form S-1 (File No. 333-219319)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GraniteShares Gold Trust (the “Trust”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on August 29, 2017 at 12:00 p.m. ET, or as soon thereafter as practicable.

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Sincerely,
GRANITESHARES GOLD TRUST By: GraniteShares LLC, its Sponsor By: /s/ William Rhind Name: William Rhind Title: Chief Executive Officer and Chief Financial Officer